[LETTERHEAD OF CONSTELLIUM N.V.]

January 15, 2015

VIA EDGAR

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium N.V.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 22, 2014
Response dated December 31, 2014
File No. 1-35931

Dear Mr. O’Brien:

Set forth below are responses of Constellium N.V., a company incorporated in the Netherlands (the “Company” and, together with its subsidiaries, “Constellium”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated December 31, 2014, with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F for the fiscal year ended December 31, 2013, unless otherwise specified.

Item 5. Operating and Financial Review and Prospects, page 53

Results of Operations, page 59

1.	We note from your response to comment 2 in our letter dated October 10, 2014, that your CODM is provided with discrete financial information by business unit, by plants, and by product lines. In future filings, please consider including this more detailed information to better communicate the material factors impacting your operating results. Such factors include, for example, disclosure of the following:

•	the amount of the contribution to P&ARP’s revenues from the 27% increase in Body-in-White shipments, along with the amount by which the decrease in packaging products impacted segment revenues; and

•	in your analysis of management adjusted EBITDA, quantification of the impact of the increased shipments for the aerospace sector; the impact of weaker prices for your non-aerospace segments along with an explanation as to why prices are weaker; and the impact of the less favorable product mix in aerospace applications along with an explanation as to what the specific changes in aerospace product applications were.

U.S. Securities and Exchange Commission

January 15, 2015

Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings.

Note 4 – Operating Segment Information, page F-23

2.	We note your response to comment 5 in our letter dated October 10, 2014. It remains unclear how you determined that your product lines per your response to comment 2 are similar at the reportable segment level. On page 3 of your November 10, 2014 response letter, you note that your business units, or operating segments, are structured around similar industrial processes. Based on your more detailed description of each industrial process on page 6 of your November 10, 2014 response letter, it would appear varying types of products with differing end uses can result from the three main industrial processes used to transform aluminum. Further, it is unclear how you determined that (a) aerospace customers are similar to transport customers; (b) packaging customers are similar to automotive customers; and (c) automotive customers are similar to rail customers. Finally, we note that the product lines have varying revenue trends. In this regard, you note from MD&A that A&T’s revenues were negatively impacted by a less favorable sales mix in aerospace and competitive pressure in the non-aerospace applications. P&ARP’s revenues were positively impacted by an improved product mix. AS&I’s revenues were positively impacted by increased automotive structures shipments offset by lower soft alloy volumes as competitive pressures remained strong. Please advise, or provide us with the enterprise-wide disclosures you intend to provide in future filings in accordance with IFRS 8.32.

In future filings, the Company will include in its segment footnote additional entity-wide revenue information about products and services under the following format:

Entity-wide information about products and services (Revenue in millions)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Aerospace rolled products
Transportation, Industry and other rolled products
Packaging rolled products
Automotive rolled products
Specialty and other thin-rolled products
Automotive extruded products
Other extruded products
Other

Total

U.S. Securities and Exchange Commission

January 15, 2015

We appreciate the opportunity to provide you with this additional information. If you have any questions, please do not hesitate to contact Karessa L. Cain at Wachtell, Lipton, Rosen & Katz at (212) 403-1128, Rina E. Teran at the Company at (212) 675-5087 or the undersigned at +(33) 1 73 01 4089.

In responding to the Staff’s comments, the undersigned acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Didier Fontaine

Didier Fontaine
Chief Financial Officer

cc:	Jeremy Leach (Constellium N.V.)

Rina E. Teran (Constellium N.V.)

Karessa L. Cain (Wachtell, Lipton, Rosen & Katz)

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